UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Venator Materials PLC

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G9329Z100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9329Z100

1	Name of Reporting Person: Huntsman Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,688,761 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,688,761 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,688,761 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 9.1% (2)

12	Type of Reporting Person CO

(1)	Represents 9,688,761 ordinary shares (the “Venator Shares”), par value $0.001 per share (“Ordinary Shares”), of Venator Materials PLC (the “Issuer”), held of record by Huntsman (Holdings) Netherlands B.V. (“HHN”). HHN is a wholly-owned subsidiary of Huntsman Corporation (“Huntsman”). Therefore, Huntsman may be deemed to hold voting and dispositive power over the Venator Shares and may also be deemed to be the beneficial owner of such securities.

(2)	Based on 106,741,653 Ordinary Shares issued and outstanding as of November 1, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2020.

CUSIP No. G9329Z100

1	Name of Reporting Person: Huntsman (Holdings) Netherlands B.V.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,688,761 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,688,761 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,688,761 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 9.1% (2)

12	Type of Reporting Person OO (private limited company)

(1)	Represents the Venator Shares, held of record by HHN.

(2)	Based on 106,741,653 Ordinary Shares issued and outstanding as of November 1, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on November 5, 2020.

Item 1(a).	Name of Issuer: Venator Materials PLC
Item 1(b).	Address of Issuer’s Principal Executive Offices: Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom

Item 2(a).	Names of Persons Filing: (i) Huntsman Corporation (ii) Huntsman (Holdings) Netherlands B.V.
Item 2(b).	Address or Principal Business Office or, if none, Residence: 10003 Woodloch Forest Drive The Woodlands, Texas 77380
Item 2(c).	Citizenship: (i) Huntsman Corporation is organized under the laws of the State of Delaware. (ii) Huntsman (Holdings) Netherlands B.V. is organized under the laws of the Netherlands.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value $0.001 per share, of the Issuer.
Item 2(e).	CUSIP Number: G9329Z100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

EXHIBIT INDEX

Exhibit		Incorporated by Reference
Number	Exhibit Description	Schedule	Exhibit	Filing Date
1.1	Joint Filing Agreement dated February 14, 2018.	13G	1.1	February 14, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2021

HUNTSMAN CORPORATION

	By:	/s/ Claire Mei
	Name:	Claire Mei
	Title:	Vice President and Treasurer

HUNTSMAN (HOLDINGS) NETHERLANDS B.V.

	By:	/s/ Claire Mei
	Name:	Claire Mei
	Title:	Authorized Signatory